Exhibit 99.6

Paradigm Convergence Technologies Corporation’s Hydrolyte® can be used to kill Monkeypox virus

PCT Corp, a leader in the manufacture of Hypochlorous Acid, receives inclusion on EPA’s Disinfectants for Emerging Viral Pathogens (EVPs): List Q.

June 01, 2022 11:40 AM Eastern Daylight Time

LITTLE RIVER, S.C.--(BUSINESS WIRE)--PCT LTD (OTC Pink: PCTL).

“Hospitals and other healthcare facilities using PCT Corp’s Hydrolyte® Disinfectant are already prepared to keep their patients and staff safe against the Monkeypox virus as they continue to use Hydrolyte® against SARS-Cov-2, the virus that causes Covid-19, and other HAI pathogens including bacteria such as C. diff and MRSA.”

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On Monday, May 23, EPA triggered its emerging viral pathogen (EVP) guidance in response to recent cases of Monkeypox in the United States.

When rare or novel viruses cause outbreaks of disease, there may be few if any disinfectants that have been registered for use against that specific pathogen. To prepare for situations like these, in 2016 the United States Environmental Protection Agency (EPA) created the Emerging Viral Pathogen (EVP) guidance. EPA now considers Monkey Pox virus an emerging viral pathogen, only the third pathogen to be placed on this list behind SARS-Cov-2 and Rabbit Hemorrhagic Disease Virus (RHDV2).

Monkeypox is caused by the Monkeypox virus, an enveloped double-stranded DNA virus which belongs to a group of viruses that is more susceptible to disinfectants than other types of viruses. While there are no disinfectants registered for use against monkeypox, all products with EVP claims have been tested against viruses that are more difficult to kill than monkeypox. EPA expects products on its List of Disinfectants for Emerging Viral Pathogens to kill monkeypox when used according to the label directions. Initially, the CDC recommended using a disinfectant that is on the EPA’s List N for SARS-Cov-2. List N was compiled by the EPA for efficacy against SARS-Cov-2 from disinfectants that either already have a voluntary registration with an emerging viral pathogen claim since they show efficacy against difficult-to-inactivate viruses (such as large or small nonenveloped viruses), do not have a voluntary registration with an emerging viral pathogen, but do show eligibility since they have a large or small nonenveloped viruses claim, or they have shown efficacy against any member from the family of Corona Viruses.

On May 26, the EPA launched their Disinfectants for Emerging Viral Pathogens (EVPs): List Q. As the Monkey Pox virus is an enveloped virus that is more susceptible to disinfectants than other types of viruses, every disinfectant on List Q has shown efficacy against a hardier virus and meets the minimum threshold for efficacy against the Monkey Pox virus. As part of launching List Q, in addition to referring to the different categories of viruses as "enveloped”, “large, nonenveloped”, and “small, nonenveloped”, the EPA EVP guidance divides viruses into three categories:

Tier 1: Enveloped viruses are the easiest to inactivate. When disinfectants damage their lipid envelope, the virus is no longer infectious.

Tier 2: Large, nonenveloped viruses are encased in protein capsids that make them more difficult to inactivate compared to enveloped viruses.

Tier 3: Small, nonenveloped viruses are the hardest to inactivate. Both their protein capsids and their small size make them less vulnerable to disinfectants compared to other viruses.

Hydrolyte® meets the highest standard of being effective against many types of pathogenic families, including healthcare HAI pathogens of concern such as C. diff, MRSA, VREs, CREs, TB, HIV, and Norovirus. Hydrolyte® was one of the first disinfectants to be added to the EPA’s List N in March 2020. There are now 605 entries on List N. Hydrolyte® was automatically included as one of only 123 disinfectants on List O for Rabbit Hemorrhagic Disease Virus (RHDV2) in July 2020. The EPA’s new Disinfectants for Emerging Viral Pathogens (EVPs): List Q has 421 Tier 1 entries, 353 Tier 2 entries, and only 168 Tier 3 entries. Hydrolyte® is now on the EPA’s new EVP List Q and is in small company as a Tier 1, 2, and 3 EVP Disinfectant which is pre-vetted to be used on any future emerging viral pathogen including enveloped (Tier 1), large, nonenveloped (Tier 2), or small, nonenveloped (Tier 3) viruses as soon as it becomes declared an EVP by the EPA. As an EVP Disinfectant, PCT Corp can make the following off-label claims and statements about expected efficacy on technical literature distributed to health care facilities, physicians, nurses, and public health officials; non-label-related websites; consumer information services; and social media sites:

Monkeypox is caused by the Monkeypox virus. Hydrolyte® kills similar viruses and therefore can be used against Monkeypox virus when used in accordance with the directions for use against Norovirus and Rhinovirus type 16 on hard, non-porous surfaces. Refer to the CDC website at https://www.cdc.gov/poxvirus/monkeypox/index.html for additional information.

Daryl Patterson COO of PCT Corp and Vice President of PCT Corp Healthcare stated:

“Hospitals and other healthcare facilities using PCT Corp’s Hydrolyte® Disinfectant are already prepared to keep their patients and staff safe against the Monkeypox virus as they continue to use Hydrolyte® against SARS-Cov-2, the virus that causes Covid-19, and other HAI pathogens including bacteria such as C. diff and MRSA.”

Hydrolyte® is an activated aqueous solution of hypochlorous acid (HOCl) produced by passing weak salt brine through an electrolytic cell using Electro-Chemical Activation (ECA) technology to temporarily change the properties of dilute salt water into a powerful oxidizing agent exhibiting antimicrobial properties. Hydrolyte® is produced at a near neutral 6.5 pH where the predominant antimicrobial agent is hypochlorous acid, an efficient and efficacious specie of chlorine derived from naturally occurring salt minerals and water and rapidly breaks down entirely to salt water. Hypochlorous acid kills bacteria. When produced, Hydrolyte® (an anolyte solution), contains a minimum of 500 ppm free available chlorine (FAC).

Hydrolyte® has the EPA’s lowest Category IV Toxicity rating. It does not have any signal words such as “Danger,” “Warning”, or “Caution”, or any EPA Precautionary Statements like “Use in well ventilated area”, “Flush eyes …”, “Do not induce Vomiting”, “Wash hands before eating or drinking”, etc. other than the “Keep out of reach of children” required for all disinfectants. Hydrolyte® does not require the use of gloves, goggles, gowns, respirators, or other PPE for handling, although recommended, especially around transmittable pathogens. It was tested according to the AOAC Germicidal Spray Product Test for disinfectants and meets surface disinfection recommendations under OSHA’s Bloodborne Pathogens Standards. This makes it perfect to spray not only throughout healthcare visiting areas and patient rooms, but also hotel lobbies and shared areas, schools, day cares, airport passenger terminals, airplanes, transit vehicles, shuttle buses and retail venues without causing any health or exposure issues to the patients, visitors, customers, guests, passengers, or your employees while applying the product. Hydrolyte® is free of alcohol, dyes, fragrances, phenols, VOCs, harsh fumes, or harsh chemicals and leaves no sticky, greasy, flammable, harmful, harsh, chemical residual on surfaces after evaporation. Hydrolyte® kills Clostridium difficile in hospital and nursing home patient rooms and bathrooms yet is gently enough for use in neonatal intensive care units and gentle for use on neonatal incubators and baby toys.